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November 21, 2022

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporate Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Stertzel
Melissa Gilmore
Bradley Ecker
Erin Purnell

Re:	Moolec Science SA
Registration Statement on Form F-4
Filed on October 17, 2022
File No. 333-267912

Ladies and Gentlemen:

Moolec Science SA (the “Company”) previously submitted the registration statement on Form F-4 to the Securities and Exchange Commission (the “SEC”) on October 17, 2022 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated October 28, 2022. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing amendment No. 1 to the Registration Statement (“Amendment No. 1 to the Registration Statement”).

Form F-4 filed October 17, 2022

Unaudited Pro Form Combined Financial Information, page 82

1.	We note your agreements provide that “EarlyBird” shall receive cash fees at the point the transactions are consummated and share fees within roughly 6 months of the anniversary of the closing. It appears you should include pro forma adjustments for these agreements in your pro forma financial information, or otherwise please explain to us why you believe these amounts should not be reflected in your presentation.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and 89 of Amendment No. 1 to the Registration Statement. The Company respectfully informs the Staff that the variable number of shares to be issued to EarlyBird will have a neutral effect because the Sponsor of the SPAC has agreed to forfeit the same number of shares of the Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 130

2.	We note that you have filed a short-form tax opinion as Exhibit 8.1. Please therefore revise the tax disclosure in the prospectus to state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Please refer to Section III.B.2. of Staff Legal Bulletin No. 19 for more information. In addition, please file a final, executed, version of Exhibit 8.1 in a pre-effective amendment to the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 130 and 132-134 of Amendment No. 1 to the Registration Statement. A final, executed version of the legal opinion is also included as Exhibit 8.1 to Amendment No. 1 to the Registration Statement.

General

3.	We note that the SPAC Sponsor and affiliates of Moolec Science have announced their intention to potentially purchase SPAC securities from redeeming stockholders to ensure the minimum cash amount is met. Please provide your analysis on how such purchases comply with Rule 14e-5.

The Company respectfully acknowledges the Staff’s comments and makes reference to Compliance and Disclosure Interpretation (“C&DI”) Question 166.01 related to the list of parameters under which the Staff would permit any such applicable purchases of SPAC securities by the SPAC sponsor or its affiliates outside of the redemption offer.

The Company agrees and confirms that any purchase of SPAC securities will comply with the conditions indicated in C&DI Question 166.01. In response to the Staff’s comments, the Company has also revised its disclosure on pages 16, 17, 74, 125, 171 and 218 of Amendment No. 1 to the Registration Statement to clarify that any Public Shares purchased by the SPAC Sponsor or affiliates of Moolec Science will (i) be purchased at a price no higher than the price offered through the SPAC redemption process, (ii) not be voted in favor of the business combination transaction and (iii) not have redemption rights, or such rights would be waived. The Company also respectfully informs the Staff that the SPAC intends to file in a Form 8-K the requisite information outlined in C&DI Question 166.01.

*  *  *  *  *  *  *  *  *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter
Matthew S. Poulter, Esq.

cc:	Leib Orlanski, K&L Gates LLP Leib.Orlanski@klgates.com (310) 552-5044

Matt Ogurick, K&L Gates LLP Matthew.Ogurick@klgates.com (917) 292-3333

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